Exhibit 99.1

High Tide Closes Acquisition of Daily High Club

Acquisition Cements High Tide's Position as Leader Within U.S. E-commerce
Marketplace for Consumption Accessories

  High Tide adds another top e-commerce platform to its portfolio which will now include 3 out of the top 5 most popular e-commerce platforms for consumption accessories globally totaling 91 million site visits in 2020, including 23 million associated with Daily High Club alone.1
  High Tide gains access to Daily High Club's over 15,000 subscription box members who are ideal customers for High Tide to potentially launch cannabis subscription boxes in the event of U.S. federal legalization.
  High Tide bolsters its online presence, by gaining access to Daily High Club's almost 800,000 followers on Instagram and over 75,000 followers on TikTok.
  With over one million accessories sold under the Daily High Club name, High Tide adds a company to its portfolio with proven brand equity.
  Transaction is immediately accretive as Daily High Club generated US$9.4 million in net revenue and US$1.2 million in EBITDA during the 12 months ended April 2021.
  Pro forma for the acquisition, High Tide's revenue run rate in the U.S. exceeds CAD$50 million.

CALGARY, AB, July 6, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it has completed the acquisition of DHC Supply LLC (the "Acquisition") operating as Daily High Club ("Daily High Club").

High Tide Inc. - July 6, 2021 (CNW Group/High Tide Inc.)

The Acquisition was completed pursuant to the terms of the merger agreement (the "Acquisition Agreement") previously announced by the Company on June 25, 2021, pursuant to which High Tide USA Inc., a Nevada corporation and a wholly-owned U.S. subsidiary of the Company ("Subco"), has acquired 100% of the issued and outstanding shares of Daily High Club.

Pursuant to the terms of the acquisition, the total consideration to Daily High Club shareholders for all the issued and outstanding securities of Daily High Club is: (i) 839,820 common shares of High Tide ("High Tide Shares") valued at US$6.75 Million (the "Share Consideration") on the basis of a deemed price per High Tide Share of CAD$9.92, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange for the 10 consecutive trading days preceding the closing of the Transaction ("Closing"); and (ii) US$3.25 million in cash (collectively with the Share Consideration, the "Consideration").

In connection with the Closing, Harrison Baum, Chief Executive Officer of Daily High Club, has joined the High Tide team as Director of Digital Marketing to oversee all social media initiatives for High Tide globally.

The High Tide Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four months and one day. In addition, the High Tide Shares having a value of 25% of the Consideration will be held in escrow to insure certain indemnification obligations if claims arise.

Furthermore, High Tide granted 13,333 stock options (the "Options") to Harrison Baum, exercisable at CAD$9.39 per High Tide Share for a period of three years.

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1 As of June 21st, 2021, based on analytics data provided by Alexa Internet, Inc. related to Grasscity, SmokeCartel and Daily High Club. Traffic data provided by Google Analytics.

ABOUT DHC SUPPLY LLC

With over one million consumption accessories sold and over 15,000 subscribers, Daily High Club is one of the leading online retailers of glass water pipes, vaporizers, and other in demand consumption accessories. Daily High Club provides a marketplace with a wide variety of high-quality products and subscription boxes. Daily High Club has an active social media presence with numerous influencer and celebrity endorsements including deals with Tommy Chong, Chanel West Coast and more. Daily High Club boasts over 800,000 followers on Instagram and 75,000 followers on TikTok. The company's website at www.dailyhighclub.com offers an engaging and fun shopping experience.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA,2 with 89 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com and Dailyhighclub.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

____________________________________ 2 Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to the potential effects of the Acquisition on the business of High Tide, including the expectation that the Acquisition will position High Tide to begin online cannabis sales in the United States should federal legalization occur in the United States; and receipt of all requisite regulatory approval, including from the TSXV and Nasdaq. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide's financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand, and market opportunity, for High Tide's product offerings, (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President, Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 06-JUL-21